June 20, 2014

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Russell Mancuso

Branch Chief

Re:	Northeast Automotive Holdings, Inc. Form 8-K Filed January 15, 2014 File No. 000-51997

Ladies and Gentlemen:

On behalf of Kogeto, Inc. (formerly Northeast Automotive Holdings, Inc.), a Nevada corporation, we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and Rule 101(a)(1)(iii) of Regulation S-T, one copy of Kogeto’s Current Report on Form 8-K/A (Amendment No. 2), dated January 6, 2014 (the “Current Report”).

The Current Report, in addition to reflecting recent developments involving the company, responds to the comments received from the staff of the SEC by letters, dated February 11, 2014 and May 2, 2014, with respect to the original filing of the company’s Form 8-K on January 15, 2014 and Amendment No. 1 thereto filed on April 14, 2014. The company’s responses also follow telephone conversations with Joseph McCann of the staff after our law firm was retained to represent the company in connection with the Current Report and its ongoing SEC filings. For the convenience of the staff, each of its comments is reproduced and precedes the company’s respective response thereto. All page numbers referred to in this letter correspond to the page numbers of the Current Report.

Form 8-K

1.	Please tell us where you have included the “Risk Factors” that you mention on pages 2 and 13.

June 20, 2014

Response: A “Risk Factors” section has been added to the Current Report under Item 2.01 on pages 14 through 27. To the extent there are any cross-references to that section, they have been correspondingly modified.

Principal Terms of the Merger, page 3

2.	Please tell us how you disposed of the business that you conducted before the merger. In your response, address all consideration given to your former management in connection with the merger or their resignations.

Response: As requested by the staff, information with regard to the disposition of the company’s pre-merger business is included in the third paragraph under Item 1.01, “Merger Agreement,” on page 1. The disclosure includes all consideration given to former management in connection with the merger and their resignations.

3.	Please clarify how the business of Kogeto, Inc. differed from the business of Kogeto Lucy, LLC.

Response: As requested by the staff, the limited business purpose of Kogeto Lucy, LLC is described in the first paragraph under Item 1.01, “Merger Agreement,” on page 1, so that it explains the difference of that business from the business of Kogeto, Inc.

Kogeto’s Business, page 4

4.	Please provide us your analysis of whether you qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act. If so, please disclose that you are an emerging growth company and revise your filing to:

•	Describe how and when a company may lose emerging growth company status;

•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

o	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor or other appropriate disclosure explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please disclose that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

June 20, 2014

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response: All references to the company being an “emerging growth company” under the JOBS Act have been eliminated.

5.	Please revise to include a section that addresses your methods for distributing your products. Disclose the terms of material distribution agreements and file them as material contracts, as applicable. In this regard, please discuss the material terms of your arrangement with Teachscape, which you reference on page 4.

Response: As requested by the staff, a new section, “Description of Business - Distribution,” has been added under Item 2.01 on page 11 to address the company’s methods for distributing its products. Additionally, the new section discloses the terms of the company’s material distribution agreements, including its arrangement with Teachscape. Please also note that Exhibits 10.4 through 10.7, filed with the company’s Form 8-K/A (Amendment No. 1) on April 14, 2014, constitute the company’s material contracts in this regard.

6.	We note your use of internet addresses in your document. Please refer to footnote 41 of Release 34-42728 (April 28, 2000) regarding your obligation to file hyperlinked information.

Response: All Internet addresses have been removed from the Current Report.

Overview, page 4

7.	We note your statement indicating that the discussion of your business reflects the existing business as well as intended changes to the business. Please revise to clearly distinguish between disclosure that reflects your existing business and disclosure regarding intended changes. Also, if you do not currently derive material revenue from sales in each of the five markets you identify in the bullet points on page 4, please revise to clarify.

Response: In response to the staff’s comment, the “Description of Business” section under Item 2.01 has been revised to distinguish between disclosure that reflects the company’s existing business and disclosure regarding intended changes. For example, disclosure has been added on page 5 to indicate in which markets the company currently derives revenue.

Our Product Line, page 4

8.	Please ensure that the document you file is legible. Currently the information at the top of page 5 is unclear.

June 20, 2014

Response: In response to the staff’s comment, the company has ensured that the text and graphics contained in the Current Report are legible.

9.	Please ensure that the information you provide is current. For example, your chart on page 6 and your disclosure at the top of page 7 refer to 2013 plans in the future tense.

Response: In response to the staff’s comment, the company has ensured that the information in the Current Report is current through the date of its filing. See, for example, “Our Product Line” on pages 5 through 8.

Dot, page 6

10.	With a view to clarified disclosure, please tell us whether Apple sells your Dot product via its on-line store.

Response: As requested by the staff, disclosure has been added under “Our Product Line – Dot” on page 7 to indicate that the company’s Dot product is not currently sold via Apple’s on-line store.

11.	Please tell us the criteria you used to determine which outlets to name in your filing, how those criteria ensure that your disclosure is an objectively balanced representation of your business, and whether there are other outlets that satisfy those criteria.

Response: As requested by the staff, the outlets listed on page 7 comprise all the national retailers that sell the company’s Dot product. Substantially all of the company’s sales of this product are made through these outlets. All other retailers of the company’s Dot product are small, local stores that collectively do not represent any material revenue. Disclosure to this effect is included on page 7.

Lucy, page 7

12.	Please tell us when the funding was provided under the Agreement for Services, the amount of funding provided, and the material terms of the agreement. Provide us your analysis of whether the agreement must be filed as an exhibit. Also, clarify how the Measures of Effective Teaching study is related to your product.

Response: As requested by the staff, disclosure with regard to the grant funding under the Agreement for Services with the Colorado Legacy Foundation has been added under “Our Product Line – Lucy” on page 8. The Contract for Services with Colorado Legacy Foundation was previously filed with the company’s Form 8-K/A (Amendment No. 1) on April 14, 2014. The company has also clarified how the Measures of Effective Teaching study is related to its products on page 8.

Our iCONIC Technology, page 7

13.	Please revise to explain the term “catadioptric” in a manner that will permit investors to understand why it is material.

June 20, 2014

Response: As requested by the staff, the term “catadioptric” is explained in plain English under “Our iCONIC Technology” on page 9.

14.	Please disclose when you filed your patent applications. Also, please tell us about any correspondence you had with the patent office regarding the status of the application.

Response: As requested by the staff, disclosure has been added under “Intellectual Property” on pages 11 and 12 regarding the filing date and status of its patent applications.

Hardware Production, page 8

15.	Please provide the disclosure required by Regulation S-K Item 101(h)(4)(v). Also, to the extent that your business is dependent upon a supplier or manufacturer, please disclose the material terms of your arrangements with that party and file the agreement as an exhibit.

Response: In accordance with Item 101(h)(4)(v) of Regulation S-K, disclosure has been added under “Hardware Production” on page 10 with regard to sources and availability of raw materials and product components, and the names of principal product manufacturers and suppliers. Disclosure has also been added to indicate that the company does not believe it is dependent on its current manufacturers, there being numerous other qualified product manufacturers in the United States and internationally. The company has previously filed Exhibits 10.2 and 10.3 (manufacturing agreements) and Exhibits 10.8, 10.9 and 10.10 (supply agreements) with its Form 8-K/A (Amendment No. 1) on April 14, 2014.

Intellectual Property, page 10

16.	Please clarify the extent to which you rely on the licenses that you mention on page 9. If the licenses are material, please (1) disclose the material terms, including duration and termination provisions, and (2) provide us your analysis of whether you must file the licenses as exhibits.

Response: In response to the staff’s comment, the third-party optics that were mentioned in the original Form 8-K filing are, in fact, purchased from their manufacturer, and are not licensed. References to licenses or license agreements have been removed.

Competition, page 10

17.	Please describe the material terms of the strategic partnerships that you mention in the fourth bullet point on page 11; include the material obligations of the parties and duration and termination provisions. Also provide us your analysis of whether the governing agreements must be filed as exhibits.

Response: In response to the staff’s comment, the company has removed references to strategic partnerships under “Competition” on page 12 and noted that no such partnerships are currently in place.

June 20, 2014

Government Regulation, page 11

18.	We note your reference to members in the third paragraph. Please tell us the nature of your memberships and the data that you collect regarding members.

Response: As requested by the staff, disclosure has been added to the third paragraph under “Government Regulation” on page 13 regarding the nature of the company’s users (i.e., those users who upload videos to share with other users) and the limited data that the company collects regarding those users.

Major Customers, page 12

19.	Please tell us the identity of the customers that you mention in this section, and provide us your analysis of whether that identity must be disclosed in order for investors to adequately evaluate your existing disclosure.

Response: As requested by the staff, the company’s two largest customers, Teachscape and an Apple distributor, are named as such under “Major Customers” on page 10.

20.	We note your reference to agreements with major retailers on page 10 of exhibit 99.1. Please tell us the number of agreements you have and whether those agreements are with any of your major customers. Also, disclose the material terms of those agreements, and provide us your analysis of whether any of those agreements must be filed as exhibits.

Response: As requested by the staff, the paragraph relating to “Major Customers” has been revised to disclose the material terms of its agreements with Teachscape and an Apple distributor. Please also note previously-filed Exhibits 10.8, 10.9 and 10.10 relating to the company’s supplier agreement with Teachscape.

Net Sales, page 17

21.	Your disclosure indicates that both Lucy and Dot revenues experienced significant sales reductions during the nine-month period ended September 30, 2013. With a view toward clarified disclosure, please tell us the amount and percentage decrease for each product line, and the number of units that generate that amount of revenue. Also, provide us similar information regarding the change in sales between the two fiscal years that you present on page 20.

Response: In response to the staff’s comment, 2013 sales reduction analysis for the company’s products is clarified in the third paragraph under “Net Sales” on page 30 for the years ended December 31, 2013 and 2012. The added disclosure includes the amount and percentage decrease for each product and the number of units that generate that amount of revenue.

22.	Please clarify why your previous generation of products was unable to maintain their sales levels. Did a competitor offer more advanced technology or a lower price? Did agreements with customers terminate without renewal? Did customers elect to discontinue carrying your products for other reasons?

June 20, 2014

Response: As requested by the staff, the company has stated in the third paragraph under “Net Sales” on page 30 the following: “We were unable to maintain sales levels of our Dot product due to a lack of financing to develop an improved optic as market dynamics require rapid releases of improved products in order to maintain or increase sales levels” and “We were unable to maintain sales levels of our Lucy product both as a result of our lack of financing to finance production of product to fill a large outstanding order of the Lucy product and to complete our next generation of this product.”

Net Sales, page 20

23.	Please quantify the size of the price decrease.

Response: As requested by the staff, the retail price decrease from $79 to $49 is reflected in the last sentence under “Net Sales’ on page 20 of the company’s Form 8-K Amendment No. 1 filed on April 14, 2014.

Description of Securities, page 27

24.	Please provide the disclosure required by Regulation S-K Item 201(a)(2)(ii) and (b).

Response: In accordance with Item 201(a)(2)(ii) and (b) of Regulation S-K, disclosure has been added under the headings “Rule 144,” “Registration Rights” and “Record and Beneficial Holders” on page 46.

25.	In an appropriate section of your document, please provide the disclosure required by Regulation S-K Item 701.

Response: In response to the staff’s comment, please see Item 3.02, “Unregistered Sales of Equity Securities,” on page 48. This section includes information concerning stock issuances in the merger and private placement, among others, in accordance with Item 701 of Regulation S-K.

Warrants, page 28

26.	Please provide the information required by Regulation S-K Item 201(a)(2)(i) regarding the warrants mentioned on page 3 and pages 29 and 30 of exhibit 99.1. Also, provide appropriate disclosure regarding the amount of common equity that is subject to convertible notes.

Response: In accordance with Item 201(a)(2)(i) of Regulation S-K, the number of shares into which the warrants are exercisable is disclosed with all references thereto, including under “Warrants” on page 45.

Directors and Executive Officers, page 29

27.	Please revise to clarify the position that Messrs. Glasse and Adler held with each entity and also disclose the applicable date of service for that position. Include disclosure of the principal business of each employer. Also, state clearly the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. Glasse and Sherman should serve as directors in light of your business and structure.

June 20, 2014

Response: As requested by the staff, biographical information for Mr. Glasse has been revised to clarify the positions held and applicable dates of service, as well as the principal business of each of his employers. Additionally, Item 401(e) information has been specifically added for each director. See pages 37 through 39.

The Board of Directors and Committees, page 31

28.	Please tell us whether you satisfy the objective criteria for listing on the exchanges you cite. If you do not satisfy those criteria, it is unclear why you believe it is appropriate to refer to listing on those exchanges.

Response: As noted by the staff, all disclosure with respect to an “uplisting” to a national securities exchange has been removed.

29.	Please provide the disclosure required by Regulation S-K Item 407(a).

Response: In accordance with Item 407(a) of Regulation S-K, the subsection “Director Independence” has been added to the Current Report on page 44. See also the last paragraph under “Directors and Executive Officers, Promoters and Control Persons” at the top of page 39.

Executive Compensation, page 31

30.	Please revise to disclose compensation for the fiscal year ended December 31, 2013.

Response: As requested by the staff, compensation disclosure for the full fiscal year ended December 31, 2013 is included on page 41.

31.	Given your statement in footnote (2) of your Summary Compensation table, it is unclear why you do not include the “Option awards” column in the table. See Regulation S-K Item 402(n)(2)(v) and 402(o)(4). Also note the footnote disclosure required by instruction 1 to Regulation S-K Item 402(n)(2)(v).

Response: As required by Items 402(n)(2)(v) and 402(o)(4) and Instruction 1 to Item 402(n)(2)(v) of Regulation S-K, the Summary Compensation Table on page 41 has been revised to include the “Option awards” column.

32.	Please provide the table required by Regulation S-K Item 402(p).

Response: As required by Item 402(p) of Regulation S-K, the Outstanding Equity Awards at Fiscal Year-End table has been included on page 42.

June 20, 2014

Certain Relationships and Related Transactions, page 33

33.	Please tell us why this section does not describe the related-person transactions mentioned on pages 2, 13, 20, 28 and 29 of exhibit 99.1.

Response: As noted by the staff, “Certain Relationships and Related Transactions, and Director Independence” has been expanded to include the related-person transactions mentioned throughout the notes to financial statements appearing in Exhibit 99.1. Please see page 44.

Security Ownership, page 35

34.	We note the absence of filings pursuant to Section 16 of the Exchange Act. Please confirm to us that your appropriate Form 10-Ks will disclose the failures to file as required by Regulation S-K Item 405.

Response: In response to the staff’s comment, Section 16 filing deficiencies will be disclosed in the company’s Form 10-K, as required by Regulation S-K Item 405. Form 3 beneficial ownership reports for Jeff Glasse, John Clark, David Sherman and Roy Pea were filed with the SEC on April 29, May 13, May 15 and May 15, 2014, respectively.

Item 5.02 Departure of Directors, page 37

35.	Given the information that you disclose in this section and the first sentence of “Compensation Discussion and Analysis” on page 31, it appears that (1) your other reports filed after the merger were not signed by individuals who were officers at the time the reports were filed, and (2) your latest Form 10-Q did not include certificates per Regulation S-K Item 601(b)(31) and (32) signed by the individuals serving in the relevant capacities at the time the reports were filed. Please file complete amendments to these filings with appropriate signatures and certifications of your current officers. Also, please file your reports required by the Exchange Act that currently are overdue.

Response: In response to the staff’s comment, on May 30, 2014, the company filed amended Form 10-Qs for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013, and related certifications, signed by Messrs. Glasse and Clark, the current principal executive and the principal financial and accounting officers. As discussed with Joseph McCann of the staff, the company is in the process of completing all other overdue Exchange Act reports.

Exhibits, page 37

36.	Please include a complete exhibit index identifying all exhibits required by Regulation S¬K Item 601.

Response: In response to the staff’s comment, please note that the Exhibit Index has been revised to reflect the Exhibits added to the filing. Please see pages 50 and 51.

June 20, 2014

Exhibit 99.1 – Financial Statements

December 31, 2012 and 2011 Financial Statements
Report of Independent Registered Public Accounting Firm, page 1

37.	Please have your auditors revise their audit report to indicate the city and state where issued. Refer to the guidance in Rule 2-02(a) of Regulation S-X.

Response: In response to the staff’s comment, the company’s auditors audit report has been corrected to include the city and state where issued, which had been inadvertently omitted, as required by Regulation S-X. See Exhibit 99.1.

Note 3 – Summary of Significant Accounting Policies, page 7

Reserves for Product Returns and Exchanges, page 8

38.	We noted from disclosures herein that you “estimate the allowance for sales returns to be 9% of gross sales, which is based upon historical results and information on specific customer accounts.” We also noted disclosures on page 9 in this Form 8-K that you want to reduce “the amount of inventory which may be ‘stranded’ in unsuccessful retail channels.” Please tell us more about the nature and terms of your material revenue transactions for which you are recording revenues and related reserves. Also, tell us what you mean by “stranded” inventory. Specifically tell us the nature of any product return and/or price protection rights possessed by your customers, how you determined the reserve amounts recorded and how you concluded reserving for sales returns was more appropriate than deferring revenues from the sales transactions. Finally, tell us the specific authoritative accounting literature that you considered when determining how to account for your material revenue transactions, including those related to “stranded” inventory.

Response: The company fully complies with GAAP regarding recognition of revenue, in that revenues are recognized as product is shipped, which constitutes delivery, provided that persuasive evidence of an arrangement exists, the fee is fixed or determinable, and collection is reasonably assured. Reserves for product returns are routinely booked by the company at 9% of sales, a percentage based on historical results. The percentage will be adjusted in the future if and when appropriate. The company analyzes shipments and returns on a monthly basis to evaluate the need for any such change.

The use of the term “stranded” to describe inventory held by retailers and distributors, was chosen to represent the potential situation where an older version of our products are being held in inventory by our retailers and distributors at the time that a newer version of a product is released.

Inventories, page 8

39.	We see this Note discloses you establish inventory reserve balances. Please confirm and revise future filings to disclose, if true, that your inventory policies comply with FASB ASC paragraph 330-10-35-14. Note that any amendment to this document is considered a future filing.

June 20, 2014

Response: The company fully complies with FASB ASC 330-10-35-14, which states that inventory written down below cost becomes cost for the future. Please note that future disclosure and footnotes will include a statement to this effect and such statement is included in the notes to financial statements in Exhibit 99.1.

September 30, 2013 Financial Statements

Condensed Combined Balance Sheets, page 20

40.	We note that prepaid expenses and other current assets increased by approximately $100 thousand during the nine months ended September 30, 2013 and also note the assets represent a significant portion of your total and current assets at September 30, 2013. Please tell us the composition of the assets that comprise this balance sheet line item and explain the reason for its increase during the 2013 interim period. Also, provide us with a roll-forward of the balance of this line item from December 31, 2012 to September 30, 2013. Please make sure the roll-forward indicates what, if any, amounts were expensed during the nine month period ended September 30, 2013.

Response: Prepaid Expense is primarily comprised of two categories: Prepaid Marketing and Prepaid Materials (or “Material Deposits”). Material Deposits are amounts that are advanced to the manufacturer of Lucy prior to the completion of manufacturing and shipping. Prepaid Marketing represents amounts advanced to a marketing partner (typically in the form of excess inventory) prior to the deployment of a marketing campaign. For the period ended September 30, 2013, Prepaid Marketing represented 30% of Prepaid Expense and Material Deposits represented 67%.

The $105,000 increase from December 3, 2012 to September 30, 2013 was primarily the $102,000 increase in Material Deposits. The remainder of the increase is explained by the $15,000 increase in Prepaid Marketing, which will be used for future promotional activities.

Below is the roll-forward of the balance of prepaid expenses and other current assets from December 31, 2012 to September 30, 2013 with amounts expensed in the nine-month period ended September 30, 2013.

	Dec-12	Change to expense	Change to other assets	Sep-13
Prepaid Marketing	$57,250	$-	$15,194	$72,444
Prepaid Insurance	7,535	(517)	-	7,018
Prepaid Freight	9,024	(9,024)	-	0
Material Deposits	56,458	-	102,413	158,871
Security Deposits	8,326	(5,824)	(2,502)	0
Total	$138,593	$(15,365)	$115,105	$238,333

June 20, 2014

41.	We see at September 30, 2013 you have recorded capitalized software assets of approximately $166 thousand. Please tell us and revise future filings to disclose your accounting policy for assessing capitalized software costs for impairment. Also, cite the specific U.S. GAAP that you believe supports your policy. Finally, provide us with your analysis as to why you believe your capitalized software at September 30, 2013 is fully recoverable.

Response: The company relies on ASC paragraph 985-20-35-4, which reads in part as follows and is now disclosed: “At each balance sheet date, the unamortized capitalized costs of a computer software product shall be compared to the net realizable value of that product. The amount by which the unamortized capitalized costs of a computer software product exceed the net realizable value of that asset shall be written off.”

During the second and third quarter of 2013, the company developed and subsequently capitalized software development costs to create an Android-based app that works with its Dot product on Android-based phones and its newly-developed Joey product.

The company compared the estimated net realizable value of approximately $200,000 to the unamortized capitalized cost of $165,900 and believes that the capitalized software is fully recoverable.

Condensed Combined Statements of Cash Flows, page 22

42.	Please reconcile the increase in accrued expenses of $194 thousand to the differences in amounts recorded on the balance sheet for the periods ended September 30, 2013 and December 31, 2012.

Response: In response to the staff’s comment, the Statement of Cash Flows has been revised to include an additional supplemental cash flows disclosure for stock issued for payment of accrued expenses in the amount of $165,200. The change in accrued expenses on the balance sheet between the period December 31, 2012 and September 30, 2013 is $28,991, which is comprised of a decrease of $165,200 related to the Series A Preferred Stock issued in payment of services, plus a net increase in accrued expenses of $194,189.

Note 11 – Subsequent Events, page 33

43.	Based on the disclosure provided in the second paragraph, we note that “Kogeto, Inc. is considered the reverse acquirer of Northeast Automotive for accounting purposes.” Please tell us whether or not for financial reporting purposes, this “reverse acquisition” has been accounted for as a recapitalization of the company whereby the historical financial statements and operations of Kogeto became the historical financial statements of the company, without any adjustment of the carrying value of your assets and liabilities. If so, please clearly disclose that fact in future filings. If you do not believe the transaction is a recapitalization, please provide us with your analysis under the guidance of FASB ASC 805 in evaluating the appropriate accounting treatment for the January 6, 2014 transaction. Specifically address why you believe you met the definition of a business prior to January 6, 2014.

June 20, 2014

Response: In response to the staff’s comment, disclosure has been added that future filings will reflect the historical financial statements and operations of Kogeto, Inc. The accounting treatment will be described (and handled) as a recapitalization of the registrant. See “Accounting Treatment; Change of Control” on page 2.

*      *      *

The company appreciates the patience the staff has shown as the company prepares and files all overdue SEC reports and other documents.

Kindly address any remaining comments or questions that you may have concerning this letter or the Current Report to me at (212) 451-2234 or, as to accounting matters, to John Clark, the company’s Chief Financial Officer, at (646) 490-8169.

Very truly yours,
/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Joseph McCann, Esq. Mr. David Burton Mr. Jay Webb SEC Division of Corporation Finance Mr. Jeff Glasse Mr. John Clark Kogeto, Inc.